BERUSCHI & COMPANY

BARRISTERS & SOLICITORS

REPLY TO: ANTHONY J. BERUSCHI *B.Sc, LLB*
GWEN WEGNER, Paralegal

PENDER PACIFIC BUILDING
Suite 605-889 West Pender Street
Vancouver, BC, CANADA V6C 3B2
Tel: 604.669.3116 / Fax: 604.669.5886
gwegner@beruschi.com

April 14, 2009

SEC Mail Processing Section
APR 27 2009
Washington, DC
109

[redacted]

09046010

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 10, 2008:

A. Annual General Meeting

- copy of Notice of Meeting and Record Date

B. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended September 30, 2008 with relevant MD&A.

C. Copies of Certifications of Annual Filings filed with the British Columbia and Alberta Securities Commissions.

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended December 31, 2008 with relevant MD&A.

E. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

SEC Mail
Mail Processing
Section
APR 27 2009
Washington, DC
109

Enclosures

#82-3923

MAXIMUM
VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
Telephone: 604.669.3005 ~ **Facsimile**: 604.669.5886 ~ **Email**: IR@maximumventures.net

Mail Processing Section
APR 27 2009
Washington, DC
109

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	577925 20 9
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 16, 2009
5	Record Date for Notice	:	May 11, 2009
6	Record Date for Voting	:	May 11, 2009
7	Beneficial Ownership Determination Date	:	May 11, 2009
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

DATED AT VANCOUVER, BRITISH COLUMBIA, the 7th day of April, 2009.

Sincerely,

MAXIMUM VENTURES INC.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

82-3923

SEC Mail Processing Section
APR 27 2009
Washington, DC
109

MAXIMUM VENTURES INC.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, President and Chief Executive Officer of **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Maximum Ventures Inc.** (the "Issuer") for the financial year ended **September 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: January 29, 2009.

"Douglas B. Brooks"

Douglas B. Brooks
President & CEO

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82 - 3923

MAXIMUM VENTURES INC.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, Chief Financial Officer of **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Maximum Ventures Inc.** (the "Issuer") for the financial year ended **September 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: January 29, 2009.

"Douglas B. Brooks"

Douglas B. Brooks
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-3923

SEC Mail Processing Section
APR 27 2009
Washington, DC
109

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

December 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

	December 31, 2008 (Unaudited)	September 30, 2008 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 29,085	$ 32,583
Trust funds – *Note 9*	-	242,000
GST receivable	49,046	48,885
Other receivables	-	-
Advances and prepaid expenses	3,250	3,250
Refundable deposit	3,000	3,000
	84,381	329,718
Equipment – *Note 5*	10,861	11,785
Mineral properties – *Note 4*	499,104	499,104
	594,346	$ 840,607
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 568,807	$ 823,841
Interest accrued	2,063	2,063
Loans payable	508,203	443,277
Due to related parties – *Note 7*	325,445	335,617
	1,404,518	1,604,798
SHAREHOLDERS' EQUITY(DEFICIENCY)		
Share Capital – *Note 6*	8,468,274	8,468,274
Contributed surplus – *Note 6*	1,110,308	1,110,308
Deficit	(10,388,754)	(10,342,773)
	(810,172)	(764,191)
	$ 594,346	$ 840,607

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Georgia Knight"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31, 2008 and 2007
(Unaudited)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007
EXPENSES		
Amortization	$ 924	$ 946
Bank charges and interest	3,566	3,174
Consulting fees – *Note 7*	13,242	43,542
Management fees – *Note 7*	7,500	7,500
Office & miscellaneous	2,257	5,655
Professional fees	4,947	300,216
Rent	9,900	9,900
Shareholders communication	-	4,356
Transfer agent and filing fees	1,742	2,241
Travel and promotion	2,134	10,407
LOSS BEFORE OTHER ITEM	(46,212)	(387,937)
Other Item – Interest income	231	357
NET LOSS FOR THE PERIOD	(45,981)	(387,580)
DEFICIT, BEGINNING OF THE PERIOD	(10,342,773)	(8,410,688)
DEFICIT, END OF PERIOD	$ (10,388,754)	$ (8,798,268)
Net loss per share	(0.00)	(0.01)
Weighted average number of shares	32,630,779	32,630,779

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2008 and 2007
(Unaudited)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007
OPERATIONS		
Net loss for the period	$ (45,981)	$ (387,580)
Items not involving cash:		
Amortization	924	946
Stock-based compensation	-	-
	(45,057)	(386,634)
Changes in non-cash working capital items related to operations:		
Other receivables	-	12,998
GST receivable	(161)	105,292
Funds in trust	242,000	-
Due to related parties	-	-
Advances and prepaid expenses	-	-
Accounts payable and accrued liabilities	(255,036)	(52,670)
Cash used in operating activities	(58,254)	(321,014)
INVESTING ACTIVITIES		
Equipment purchased	-	(286)
Resource property costs	-	-
Cash used in investing activities	-	(286)
FINANCING ACTIVITIES		
Common shares subscription	-	-
Loans payable	64,926	-
Advance from related parties	(10,172)	-
Cash provided by financing activities	54,754	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(3,498)	(321,300)
CASH, BEGINNING OF THE PERIOD	32,583	939,090
CASH, END OF PERIOD	$ 29,085	$ 617,790
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

The Company, classified as a mining exploration and development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the Company's ability to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern. At December 31, 2008, Maximum had working capital deficiency of $1,320,137 (2007 – working capital deficiency $319,675) and an accumulated deficit of $10,388,754 since incorporation. Maximum has experienced recurring losses and has not generated profitable operations since inception. Should Maximum be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of Maximum as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Maximum be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in Maximum's annual financial statements for the year ended September 30, 2008, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Maximum's financial position, results of operations and cash flows have been included. Operating results for the three months ended December 31, 2008 are not necessarily indicative of the results that may be expected for the year ended September 30, 2009.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES

<u>Transaction Costs</u>

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES - continued

The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required. It is the Company's intention to expense these transaction costs as incurred.

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial Instruments

Effective October 1, 2007, the Company adopted CICA Handbook Sections 3855, Financial Instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial Instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at October 1, 2007.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES - continued

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

NOTE 4 – MINERAL PROPERTIES

	Balance, September 30, 2008	Incurred (Written-down) during the year	Balance, December 31, 2008
Property costs			
Stump Lake Property	370,000	-	370,000
Mongolia Property	-	-	-
	370,000	-	370,000
Deferred exploration costs			
Stump Lake Property	129,104	-	129,104
Mongolia Property	-	-	-
	129,104	-	129,104
	$ 499,104	$ -	$ 499,104

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, and subsequently amended, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has paid $350,000 in cash, issued 200,000 common shares at a deemed price of $0.10 per share and incurred $100,000 to earn its interest.

Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration, to earn a 60% interest, the Company had agreed to make total cash payments of US$980,000, to issue 6,750,000 common shares (1,500,000 issued), to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000. The Company had agreed to form a joint venture upon earning its 60% interest. Under the terms of the agreement the Company had the right to earn a further 15% interest in the properties by funding the completion of a positive bankable feasibility study in each of the properties. The two properties were subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company had agreed to issue as finders' fees 375,000 common shares (150,000 shares issued) for the properties.

During the year ended September 30, 2004, the costs of the properties and related costs were written down to a nominal value of $1 in view of a dispute concerning the title and ownership of the properties.

During the year ended September 30, 2008 Maximum discontinued all legal action concerning the title and ownership of the properties and written off the remaining carrying value of the property. During the period ended December 31, 2008, Maximum reached an agreement to pay $244,000 in full settlement for any claim for legal cost by the defendants with respect to the Mongolian Claims lawsuit. The amount was paid on November 24, 2008 and November 28, 2008 from funds held in trust. See Note 8.

NOTE 5 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2008	Net Carrying Amount 2007
Computer	$ 5,195	$ 3,977	$ 1,218	$ 1,644
Office equipment	2,052	1,304	748	948
Automobile	25,000	16,105	8,895	11,945
	$ 32,247	$ 21,386	$ 10,861	$ 14,537

NOTE 6 - SHARE CAPITAL

a) Authorized:

Unlimited common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Dollar Value	Contributed Surplus
Balance September 30, 2006	27,112,754	$ 5,825,469	$ 883,238
Warrants exercised at $0.25	1,596,275	399,069	-
Warrants exercised at $0.50	468,000	234,000	-
Warrants exercised at $0.75	135,000	101,250	-
Private placement shares issued at $0.50	2,150,000	1,075,000	-
Private placement shares issued at $0.80	1,168,750	935,000	-
Shares issue costs	-	(101,514)	-
Stock based compensation	-	-	227,070
Balance, September 30, 2007 and 2008, and December 31, 2008	32,630,779	$ 8,468,274	$1,110,308

c) Stock Options

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2008 and 2007 and changes during the periods ending on those dates is presented below:

NOTE 6 - SHARE CAPITAL - continued

c) Stock Options - continued

	December 31, 2008		December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	555,856	$0.80	3,099,402	$0.55
Granted	-	-	-	
Expired/ cancelled	-	-	(50,000)	$0.50
Options outstanding and exercisable at end of period	555,856	$0.80	3,049,402	$0.55

As at December 31, 2008, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
555,856	$0.80	May 16, 2009

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2008	2007
Risk-free interest rate	-	4.64%
Expected dividend yield	-	-
Expected stock price volatility	-	121.5%
Weighted average expected stock option life	-	2 years

During the three months ended December 31, 2008, compensation costs of $Nil (2007 - $Nil) were recorded in the statements of loss and deficit for options granted to employees, directors and consultants of Maximum.

d) Share purchase warrants

Share purchase warrant transactions as at December 31, 2008, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	-	$ -
Granted	-	$ -
Exercised/ expired	-	$ -
Outstanding, end of period	-	$ -

At December 31, 2008 there were no share purchase warrants outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2008 and 2007, Maximum incurred the following costs charged by two directors of the Company:

	Three months ended December 31	
	2008	2007
Management fees	$ 7,500	$ -
Consulting	1,350	15,000

At December 31, 2008, accounts payable includes $7,875 (2007: $Nil) due to a company controlled by a director of the Company.

At December 31, 2008, amounts due to related parties of $325,445 (2007: $335,617) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

NOTE 8 – CONTINGENT ASSET AND LIABILITY

Maximum commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd. ("Western"), Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

During the year ended September 30, 2008 Maximum agreed to discontinue its statement of claim. As a result of the discontinuance Maximum was required to reimburse a portion of the defendant's legal costs to be determined by the court. During the period ended December 31, 2008, Maximum reached an agreement to pay $244,000 in full settlement for any claim for legal cost by the defendants with respect to the Mongolian Claims lawsuit. The amount was paid on November 24, 2008 and November 28, 2008 from funds held in trust.

On March 6, 2007, Western announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., had commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

NOTE 8 – CONTINGENT ASSET AND LIABILITY - continued

Anchorage claims under these allegations against Maximum are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims. Maximum considers Anchorage's claim and assertions to be without merit and legal basis and has filed a Statement of Defence.

NOTE 9 – FUNDS IN TRUST – SECURITY FOR COSTS

As at December 31, 2008, Maximum held $Nil (2007: $242,000) in trust in connection with security for costs in the Mongolian lawsuit. Due to discontinuance of the lawsuit Maximum was liable for legal costs in an amount to be determined by the court. During the period ended December 31, 2008, Maximum reached an agreement to pay $244,000 in full settlement for any claim for legal cost by the defendants with respect to the Mongolian Claims lawsuit. The amount was paid on November 24, 2008 and November 28, 2008 from funds held in trust. See Note 8.

NOTE 10 – COMPARATIVE FIGURES

Certain of the comparative figures for the period ended December 31, 2008 and September 30, 2008 have been reclassified in order to be consistent with the current year's presentation.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial
Condition and Results of Operations
DECEMBER 31, 2008 and 2007

MARCH 4, 2009

This Management Discussion and Analysis of the results of operations, prepared as of March 4, 2009, provides information on the operations of Maximum for the three months ended December 31, 2008, and subsequent to the period end, and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2008 and 2007 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three months ended December 31, 2008 is prepared as of, and contains disclosure of material changes, occurring up to and including March 4, 2009.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX board of the TSX Venture Exchange under the trading symbol "MVI.H". Maximum's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies. Maximum currently has an interest in a gold/silver natural resource exploration property in British Columbia, Canada.

Maximum was the plaintiff in a lawsuit against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf where Maximum was claiming an interest in certain Mongolian resource property interests. That lawsuit has been discontinued with Maximum having the right to commence a new action.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2008	Incurred (Written-down) during the period	Balance, December 31, 2008
Property costs:			
Stump Lake Property	$ 370,000	$ -	$ 370,000
Mongolia Properties	-	-	-
	370,000	-	370,000
Deferred Exploration Expenditures:			
Stump Lake Property	129,104	-	129,104
Mongolia Properties	-	-	-
	129,104	-	129,104
	$ 499,104	$ -	$ 499,104

MINERAL PROPERTIES – *continued*

Stump Lake Property, Canada

Acquisition

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, and subsequently amended, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has paid $350,000 in cash, issued 200,000 common shares at a deemed price of $0.10 per share and incurred $100,000 to earn its interest. The property is subject to a 3% net smelter return royalty.

Exploration expenditures

As at December 31, 2008, Maximum has incurred exploration expenditures of $129,104 as follows:

	2008
Assay	$5,455
Concession fees	1,514
Geological consulting	120,303
Travel	1,832
	$ 129,104

Exploration expenditure for the three months ended December 31, 2008, totalled $Nil. Expenditure during the comparable period ending December 31, 2007, was $Nil.

Exploration

Maximum plans to conduct further exploration work on the Stump Lake property which may include geological mapping, trenching and geophysics and exploration drilling. Additional trenching and drilling require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters. Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

Maximum completed its 2008 exploration program on the Stump Lake property. The exploration program consisted of mechanical trenching designed to test the extensions of the mineralized shear structures in the western and northern portions of the prospect. Altogether, 16 trenches were excavated using a backhoe, and 73 continuous chip channel samples were collected from trenches.

Work in the western portion of the prospect focused on a shear zone that was discovered during Maximum's 2004 exploration program. The zone was reported to be more than one metre wide and about 70 metres long, and the assays returned up to 0.5 part per million gold and 23 parts per million silver. Trenching followed the northeastern and southwestern extensions of this zone, and exposed it for more than 250 metres along strike. While the zone appears to pinch out in the northeast, it extends southwesterly for 150 metres, increasing in width locally up to nine metres and remaining open in this direction.

MINERAL PROPERTIES - *continued*

Stump Lake Property, Canada - *continued*

Trenching in the northern part of the prospect unearthed a mineralized shear zone as much as eight metres wide, extending for at least 50 metres south of the historical workings. This zone appears to continue north and south, but could not be followed farther due to alluvial and/or glacial overburden exceeding trench depth limits of two metres.

After logging and sampling, the trenches were filled and remediated, and the collected samples were dispatched to an accredited laboratory in Vancouver for analysis.

COURT ACTION - MONGOLIAN MINERAL INTERESTS

During fiscal 2006, Maximum commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

During fiscal 2008, the Court of Appeal denied the Company's application for leave to appeal a February 4, 2008 decision of the Supreme Court of British Columbia in which Maximum's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings.

As a result, the Board of Maximum decided that, notwithstanding the delay and costs involved, it was in the best interests of its shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to Maximum's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that Maximum would be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments and subsequently discontinued the action.

By Agreements reached between the Parties during the financial year ended September 30, 2008, during the three months ended December 31, 2008 Western Prospector and its co-defendants were reimbursed a portion of their legal costs - in full settlement for any claim for legal cost by the defendants with respect to the Mongolian Claims lawsuit - in the total amount of $244,000 from funds Maximum placed in a trust account for such costs.

As at March 4, 2009 no new claim has been filed.

Edren and Ulaan Properties, Mongolia

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. A dispute arose as to Maximum's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights. See "Court Action – Mongolian Mineral Interest".

The dispute over the Ulaan and Edren properties and option agreement is included in the Company's Court Action against Mr. de Graaf et al. During the year Maximum discontinued all legal action concerning the title and ownership of the properties and has written off the remaining carrying value of the properties. See "Court Action – Mongolian Mineral Interest".

COURT ACTION - MONGOLIAN MINERAL INTERESTS – *continued*

CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., had commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

The Company considers Anchorage's claim and assertions to be without merit and without legal basis, and will defend Anchorage's claim vigorously.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the three months ended December 31, 2008 and 2007 and audited financial information for the years ended September 30, 2008, 2007, and 2006.

	Three months ended December 31, 2008	Three months ended December 31, 2007	Year ended September 30, 2008	Year ended September 30, 2007	Year ended September 30, 2006
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(45,981)	(387,580)	(1,932,085)	(1,876,541)	(781,115)
Basic and diluted loss per share	(0.00)	(0.01)	(0.06)	(0.06)	(0.03)
Total assets	594,346	1,106,583	840,607	1,546,833	470,344

RESULTS OF OPERATIONS

First Quarter ended December 31, 2008

For the three-months ended December 31, 2008 the net loss was $45,981 or $0.00 per share compared to a net loss of $387,580 or $0.01 per share for the same period in 2007. The decrease in net loss of $341,599 was primarily due to professional fees of $295,269 due to litigation costs, consulting fees of $30,300 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, office and miscellaneous increased by $3,398, shareholders relations of $4,356, and travel and promotion of $8,273 with corresponding decreases in bank charges and interest of $4,799 and transfer agent, filing fees of $499 and amortization of $22 with corresponding increases in bank charges and interest of $392 and interest income by $126.

Year ended September 30, 2008

For the year ended September 30, 2008 the net loss was $1,932,085 or $0.06 per share compared to the net loss of $1,876,541 or $0.06 per share for the same period in 2007. The increase in the net loss of $55,544 was primarily due to professional fees of $300,810 due to litigation costs, consulting fees of $49,893 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, rent of $3,595, office and miscellaneous of $2,157, transfer agent and filing fees of $455, and the write-off of mineral property of $2 during fiscal 2008 with decrease in interest income of $2,788, non-cash stock-based compensation expenses of $227,070, public and shareholders relations of $39,325, bank charges and interest of $27,572, travel and promotion of $7,197, cost recoveries of $1,788 and amortization of $1,204.

REVENUES

The Company does not have any source of revenue. Maximum uses equity financing and advances from related parties to support its operations. Maximum will have to raise additional funds this year to continue operations.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2009	2008				2007		
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Revenue	-	-	-	-	-	-	-	-
Net loss	(45,981)	(636,966)	(23,632)	(883,907)	(387,580)	(637,760)	(741,100)	(419,086)
Basic/diluted loss per share	(0.00)	(0.02)	(0.00)	(0.03)	(0.01)	(0.02)	(0.02)	(0.01)

The net loss for the fourth quarter of the fiscal 2008 was $636,966 compared to the net loss of $637,760 for the same period in fiscal 2007. The decrease in the net loss was primarily due to the decreases in professional fees of $214,050, consulting fees of $242,850 and non-cash compensation expenses of $227,069

The net loss for the third quarter of the fiscal 2008 was $23,632 compared to the net loss of $741,100 for the same period in fiscal 2007. The decrease in the net loss was primarily due to the decreases in professional fees of $214,050, consulting fees of $242,850 and non-cash compensation expenses of $227,069.

The net loss for the second quarter of the fiscal 2008 was $883,907 compared to the net loss of $419,086 for the same period in fiscal 2007. The increase in the net loss was primarily due to the increase in professional fees of $478,411.

The net loss for the first quarter of fiscal 2009 was $45,981 compared to the net loss of $387,580 for the same period in fiscal 2008. The decrease was primarily due to the decrease in professional fees of $295,269, consulting fees of $30,300 and travel and promotion of $8,273.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, Maximum had a working capital deficiency of $1,320,137 (2007 –working capital deficiency $319,675).

Management plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital. The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2008 and 2007, Maximum incurred the following costs charged by a director of the Company:

RELATED PARTY TRANSACTIONS – *continued*

		2008		*2007*
Management fee	$	7,500	$	-
Consulting fees	$	1,350	$	15,000
	$	8,850	$	15,000

At December 31, 2008, accounts payable includes $7,875 (2007: $Nil) due to company controlled by director of the Company, and $325,445 (2007: $335,617) due to a director of the Company.

OUTSTANDING SHARE DATA

As at December 31, 2008 and as at March 4, 2009, outstanding share data for the Company is follows:

Common shares:	Authorized capital:	unlimited common shares without par value
	Issued capital:	32,630,799 common shares without par value
Stock Options:	555,856 options exercisable at $0.80 per share on or before May 16, 2009.	
Warrants:	Nil.	

RISKS AND UNCERTAINTIES

Maximum competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument ("NI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings), the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issuer Basic Certification includes a 'Note to Reader' stating that the CEO and CFO do not make any representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

ACCOUNTING PRINCIPLES

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until Maximum's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2008, no provision has been made for asset retirement obligations.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

SEC Mail Processing Section
Washington, DC
109

MAXIMUM VENTURES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **December 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: March 4, 2009

"Douglas B. Brooks"

Douglas B. Brooks
President & CEO

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-3923

MAXIMUM VENTURES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **December 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: March 4, 2009

"Douglas B. Brooks"

Douglas B. Brooks
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.